Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

April 19, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert and Laura Crotty

Re:	Rain Therapeutics Inc.
Registration Statement on Form S-1
Filed April 2, 2021
File No. 333-254998

Ladies and Gentlemen:

On behalf of Rain Therapeutics Inc. (the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated April 8, 2021 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1, filed on April 2, 2021. The Staff’s comment is set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the Staff’s comment, which is set out in bold type. The page references in our response correspond to the page numbers of the Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed today.

Prospectus Summary

Our Development Pipeline, page 2

1.

We note the revisions to your pipeline table made in response to prior comment 1. With respect to RAIN-32, please revise the Completed Trials—Timing section of the table to identify the phase of the completed trial.

In response to the Staff’s comment, the Company has revised its pipeline table on pages 2 and 63 of the Registration Statement to identify the phase of the completed trial.

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Avanish Vellanki, Rain Therapeutics Inc.
Robert Doebele, Rain Therapeutics Inc.
Branden C. Berns, Gibson Dunn & Crutcher LLP
Brian J. Cuneo, Latham & Watkins LLP
Chris G. Geissinger, Latham & Watkins LLP

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